Exhibit 99.1

Vedanta Resources Limited 30 Berkeley Square London W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

14 April 2021

VEDANTA RESOURCES LIMITED

VOLUNTARY OPEN OFFER FOR VEDANTA LIMITED

We wish to inform you that 374,231,161 equity shares of Vedanta Limited have been validly tendered in the voluntary open offer. The acquisition of such equity shares will be completed, and consideration for such acquisition will be paid on or about 16th April 2021 in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

Post this acquisition, Company’s shareholding in Vedanta Limited will increase from current 55.1% to 65.2%.

For further information, please contact:

Communications

Roma Balwani Head, Corporate Communications Tel: +91 124 459 3000 gc@vedanta.co.in

Investors

Varun Kapoor Head – Investor Relations Tel: +44 20 7659 4732 Tel: +91 22 6646 1531 ir@vedanta.co.in

About Vedanta Resources

Vedanta Resources Limited (“Vedanta”) is a diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia and South Africa. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. For more information on Vedanta Resources, please visit www.vedantaresources.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.